UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2016 RESULTS1;2;3

Santiago, Chile, May 3rd, 2016 – CCU announced today its consolidated financial results for the first quarter ended March 31st, 2016:

•         Consolidated Volumes increased 6.3%. The Chile Operating segment increased 7.8%, the International Business Operating segment contributed with a 2.4% increase and the Wine Operating segment showed an increase of 1.6% this quarter.

•         Net sales increased 8.2% as a consequence of 6.3% higher consolidated Volumes coupled with  1.8% higher average prices.

•         Gross profit grew 6.3% explained by an increase of 8.2% in Net sales, partially offset by a 10.7% increase in Cost of sales.

•         EBITDA grew 7.5%. Chile and Wine Operating segments contributed to this with increases of 7.8% and 22.1% respectively, partially offset by International Business Operating segment with a decrease of 8.0%.

•         Net income increased 3.0% this quarter.

•         Earnings per share increased 3.0% due to a higher Net income.

Key figures	Q1´16	Q1´15	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	6,995	6,581	6.3
Net sales	414,193	382,834	8.2
Gross profit	230,896	217,270	6.3
EBIT	73,926	68,164	8.5
EBITDA	93,103	86,645	7.5
Net income	44,586	43,289	3.0
Earnings per share	120.7	117.2	3.0

1 The consolidated figures of the following release are expressed in nominal Chilean Pesos and according to the rules and instructions of the Chilean Superintendence of Securities and Insurance ("SVS"), which are in accordance with IFRS.

2 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

3 All references in this Press Release shall be deemed to refer to Q1’16 figures compared to Q1’15 figures, unless otherwise stated.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU

COMMENTS FROM THE CEO

CCU’s first quarter 2016 results showed an EBITDA growth of 7.5%, from CLP 86,645 million to CLP 93,103 million. This growth was driven by strong volumes despite an adverse macroeconomic environment in all our geographies, characterized by devaluation of our main currencies, inflation, and a slowdown of the economies. The estimated effect of the currency devaluation during the quarter was CLP 11,572 million, compensated mainly by higher prices and efficiencies obtained through our “ExCCelencia CCU” Program. As a consequence we protected our EBITDA margin, which for the quarter reached the level of 22.5%, compared to 22.6% last year.

The Chile Operating segment EBITDA increased 7.8%, driven by a top-line growth of 13.2%, mostly due to 7.8% higher volumes, combined with 5.0% higher average prices. Despite a weak IMACEC4 growth of 1.8%, volume growth was strong as a result of good execution at our points of sale, including active marketing and promotion, which in a very competitive environment during the quarter in all categories, resulted in a gain in market share. The 12.4% devaluation of the Chilean peso, affecting our USD denominated costs by CLP 8,074 million, combined with the promotions mentioned above, have resulted in a decrease in gross margin from 56.8% to 53.9%. This was partially offset by efficiencies in our costs and expenses, leading to a decrease in EBITDA margin of 118 bps. Excluding the effect of the currency devaluation, our EBITDA would have increased 21.0%, increasing the EBITDA margin from 24.8% to 26.5%, a margin expansion of 172 bps.

The International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, reported an EBITDA decrease of 8.0% when measured in CLP terms, a decrease in EBITDA margin from 13.9% to 13.3%, representing an EBITDA margin contraction of 53 bps. We were able to grow volumes 2.4%, driven by all geographies, despite an adverse macroeconomic scenario, especially in Argentina following the strong devaluation during this quarter, translating into 66.2% average devaluation of the Argentine peso versus the USD compared to the first quarter of 2015. The impact of the devaluation on our USD denominated cost of sales, was partially compensated by efficiencies.

The Wine Operating segment keeps showing positive results where EBITDA grew from CLP 7,957 million to CLP 9,712 million, which is an increase of 22.1%, increasing EBITDA margin from 19.5% to 21.8%, translating into an EBITDA margin expansion of 228 bps. This improvement is explained by a combination of efficiencies, the lower cost of wine, and top-line growth of 9.3%. Top-line growth was driven by the favorable effect of the strong USD exchange rate in the export business as well as growth in the domestic business. The positive effect of a higher exchange rate during the quarter was CLP 1,810 million.

The results of this quarter are in line with our 2016-2018 Strategic Plan, which as announced previously, has two focuses: growth and efficiencies. The strong volumes reflect the results of our continuous investment in brand building and execution at our points of sale, and at the same time we have reached additional efficiencies on top of what has been achieved during the year 2015.

4 IMACEC = Índice Mensual de Actividad Económica (Monthly Industrial Index on Economic Activity) is calculated by Chile´s Central Bank. Including actual figures for January and February 2016, and market consensus for March 2016.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 12

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1 and 2)

NET SALES

Q1’16

Increased 8.2% to CLP 414,193 million as a result of 6.3% higher consolidated volumes and 1.8% higher average prices in CLP terms. The Chile Operating segment contributed with a growth of 13.2% in Net sales as average prices increased 5.0% coupled with 7.8% higher volumes, and the Wine Operating segment Net sales increased 9.3% as average price and volumes increased 7.6% and 1.6% respectively. This was partially offset by the International Business Operating segment with a 4.4% decrease in Net sales, as the volume growth of 2.4% could not compensate the 6.7% decrease in average prices in CLP terms.

Net sales by Operating segment

	Net sales (million CLP)
	Q1´16	Mix	Q1´15	Mix	Total Change%
1. Chile Operating segment	278,629	67.3%	246,150	64.3%	13.2
2. International Business Operating segment	91,847	22.2%	96,048	25.1%	(4.4)
3. Wine Operating segment	44,597	10.8%	40,816	10.7%	9.3
4. Other/Eliminations	(880)	(0.2)%	(180)	0.0%	-
TOTAL	414,193	100.0%	382,834	100.0%	8.2

GROSS PROFIT

Q1’16

Increased 6.3% to CLP 230,896 million as a result of 8.2% higher Net sales, partially offset by 10.7% higher Cost of sales. Cost of sales, as a percentage of Net sales, increased from 43.2% to 44.3% as our main currencies continue to devaluate, impacting our USD denominated Cost of sales. As a consequence, Gross profit as a percentage of Net sales decreased from 56.8% to 55.7%.

EBIT

Q1’16	Increased 8.5% to CLP 73,926 million. The EBIT margin remains flat at 17.8% as the 101 bps decrease in Gross margin was compensated by a 109 bps decrease in MSD&A as a percentage of Net sales.

EBIT and EBIT margin by Operating segment

	EBIT (million CLP)					EBIT margin
	Q1´16	Mix	Q1´15	Mix	Total Change%	Q1´16	Q1´15	Total Change(bps)
1. Chile Operating segment	54,193	73.3%	50,746	74.4%	6.8	19.4%	20.6%	(117)
2. International Business Operating segment	9,399	12.7%	9,960	14.6%	(5.6)	10.2%	10.4%	(14)
3. Wine Operating segment	7,969	10.8%	6,075	8.9%	31.2	17.9%	14.9%	298
4. Other/Eliminations	2,366	3.2%	1,382	2.0%	-	-	-	-
TOTAL	73,926	100.0%	68,164	100.0%	8.5	17.8%	17.8%	4

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 12

EBITDA

Q1’16    Increased 7.5% to CLP 93,103 million and EBITDA margin decreased from 22.6% to 22.5%.

EBITDA and EBITDA margin by Operating segment

	EBITDA (million CLP)					EBITDA margin
	Q1´16	Mix	Q1´15	Mix	Total Change%	Q1´16	Q1´15	Total Change(bps)
1. Chile Operating segment	65,820	70.7%	61,055	70.5%	7.8	23.6%	24.8%	(118)
2. International Business Operating segment	12,257	13.2%	13,326	15.4%	(8.0)	13.3%	13.9%	(53)
3. Wine Operating segment	9,712	10.4%	7,957	9.2%	22.1	21.8%	19.5%	228
4. Other/Eliminations	5,314	5.7%	4,307	5.0%	23.4	-	-	-
TOTAL	93,103	100.0%	86,645	100.0%	7.5	22.5%	22.6%	(15)

NON-OPERATING RESULT

Q1’16	Decreased CLP 10,474 million from a loss of CLP 1,867 million to a loss of CLP 12,341 million mainly explained by:

•                Foreign currency exchange differences which decreased CLP 1,998 million, from a gain of CLP 1,379 million to a loss of CLP 619 million, mostly due to the impact of the devaluation of the Argentine peso on our USD denominated assets and liabilities in Argentina.

•                Results as per adjustment units. Higher inflation resulting in higher UF variation affected the Results as per adjustment units for our UF denominated debt, which decreased from a gain of CLP 7 million to a loss of CLP 678 million.

INCOME TAXES

Q1’16

Decreased CLP 6,802 million. Higher income taxes due to the increase of the First Category Income tax rate in Chile from 22.5% to 24.0%, were offset by the effect of price-level restatements of the tax equity due to adjustments for inflation, and by the positive effect of foreign exchange fluctuations on taxes.

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

Q1´16	Increased 3.0% to CLP 44,586 million, as a result of a higher net income after tax, partially compensated by a higher minority interest.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 12

FIRST QUARTER OPERATING SEGMENT HIGHLIGHTS (Exhibit 3)
1. CHILE

Net sales increased 13.2% to CLP 278,629 million as a result of 7.8% higher sales Volumes and 5.0% higher average prices.

EBIT increased 6.8% to CLP 54,193 million mainly explained by 13.2% higher Net sales, partially offset by 20.8% higher Cost of sales and 7.8% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, increased from 43.2% to 46.1%. MSD&A, as a percentage of Net sales, decreased from 36.3% to 34.6%. All-in, the EBIT margin decreased from 20.6% to 19.4%.

EBITDA increased 7.8% to CLP 65,820 million and the EBITDA margin decreased from 24.8% to 23.6%.

Comments: The increase in volumes, both in beer and non-alcoholics, was mainly due to good execution at the points of sale, and good implementation of our marketing activities. Volumes, together with the efficiencies obtained through the “ExCCelencia CCU” program helped us to increase our EBITDA, in spite of the tough macroeconomic conditions including the devaluation of the Chilean peso which continued to impact our USD denominated Cost of sales and increasing operating costs.

We continued with our long term brand building strategy in all our categories. In our beer category we launched several innovations, such as the Heineken slim can, the first beer in Chile in a 250cc can, a new packaging for Cristal light, and a renewed cans image of the Escudo brand. To broaden our portfolio of cocktails, we launched La Serena Sour, based on natural lemon juice and Campanario Mango Colada, a pisco-based cocktail prepared with cream and mango and coconut flavors.

This summer our ´Team Cristal´ travelled to beaches and holiday destinations across the whole country to promote our beer brand Cristal. We sponsored massive events such as Lollapalooza and the Festival of Viña with Pepsi, the Pucón Iron Man with Gatorade, the tennis challenger tour Cachantun Cup, and ´Mistral in Concert´, to celebrate 80 years of the town Pisco Elqui, the center of the traditional pisco region.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 12

2. INTERNATIONAL BUSINESS

Net sales measured in Chilean pesos, decreased 4.4% as a result of 6.7% lower average prices in CLP terms, partially compensated by 2.4% higher sales Volumes.

EBIT measured in Chilean pesos, decreased to CLP 9,399 million as a result of 4.4% lower Net sales and 5.9% higher MSD&A expenses, partially compensated by 4.5% lower Cost of sales in Chilean pesos. Cost of sales as a percentage of Net sales remains flat at 39.1%. MSD&A as a percentage of Net sales decreased from 51.6% to 50.7%. The EBIT margin decreased from 10.4% to 10.2%.

EBITDA measured in Chilean pesos, decreased 8.0% to CLP 12,257 million and the EBITDA margin decreased from 13.9% to 13.3%.

Comments: The volume increased 2.4% despite a tough competitive and macroeconomic scenario characterized by consolidation in of the beer market, devaluation, inflation, and a slowdown of the economies. This growth was driven by good execution at our points of sale and packaging strategy.

The high devaluation in the region versus Q1’15, 66.2% for Argentina, 27.5% for Uruguay and 21.8% for Paraguay, which impacted our USD denominated cost of sales, and higher inflation, were partially compensated by the benefits coming from the “ExCCelencia CCU” program, as well as revenue management initiatives. As a consequence we partially mitigated the pressure on our EBITDA margin, which decreased by 53 bps.

In Uruguay the nectar brand Watt´s was launched, a brand that was already present in Paraguay for 23 years, and for 75 years in Chile. Using the new hotfill production line which was inaugurated this quarter, we have started to produce, commercialize and distribute this strong and succesfull brand in Uruguay. We also launched in Uruguay Nativa Manzana Sin Gas (Nativa Apple Still) in family and individual packaging, bringing our flavored water portfolio to four flavors.

This quarter we signed an agreement with the Argentinean Rugby Union to become the sponsor of the national teams with our beer brand Imperial. In Paraguay we initiated the sponsorship of Club Olimpia with beer brand Coors 1873. In Uruguay we renewed our sponsorship of Uruguayan car racer Santiago Urrutia with our brand Nativa.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 12

3. WINE

Net sales increased 9.3% to CLP 44,597 million due to 7.6% higher average prices coupled with 1.6% higher sales Volumes5.

EBIT increased 31.2% to CLP 7,969 million mainly explained by 9.3% higher Net sales and 0.9% lower MSD&A expenses, partially offset by a 8.2% Cost of sales increase. Cost of sales as a percentage of Net sales decreased from 56.4% to 55.8%. MSD&A as a percentage of Net sales decreased from 29.1% to 26.4%. The EBIT margin increased from 14.9% to 17.9%.

EBITDA increased 22.1% to CLP 9,712 million and the EBITDA margin increased 228 bps to 21.8%.

Comments: In our Chilean Domestic market volumes increased 7.6%, explained by good execution at our points of sale in the bottled wines and massive category.

In the export business Net sales increased 9.3%, as a result of 12.8% higher prices in Chilean pesos as a consequence of a higher exchange rate and revenue management efforts, partially offset by 3.1% lower volumes. We have had good results in the Asian markets which positively impacted our volumes, offset by a decrease in volume in Brazil.

The excellent 2015 harvest has fully impacted the results during this quarter, bringing down average cost per liter.

We continue with the development of the expansion plan in Molina which contemplates to nearly double the current production capacity of the Molina plant. During the first quarter our new bottle line came into production bringing us important economies of scale that will help us with our long term profitability.

During the first quarter of 2016, Viña San Pedro inaugurated the new Biogas plant. Viña San Pedro becomes the first winery in the world to generate renewable biogas energy using 100% of its waste from harvest. The new Biogas plant will generate 1MW/hour of clean energy which, in other words, is the equivalent household consumption of 3,200 homes and 60% of the electric and thermal energy requirements of the winery.

5 Excludes bulk wine.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 12

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, functional drinks and rum industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.

•         International Business: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 12

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross Profit

Gross profit represents the difference between Net sales and Cost of sales

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

UF

The UF is a monetary unit indexed to the CPI variation in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 12

Exhibit 1: Income Statement (First Quarter 2016)
First Quarter	2016	2015	Total
	(CLP million)		Change %
Net sales	414,193	382,834	8.2
Cost of sales	(183,297)	(165,564)	10.7
% of net sales	44.3	43.2
Gross profit	230,896	217,270	6.3
MSD&A	(158,283)	(150,467)	5.2
% of net sales	38.2	39.3
Other operating income/(expenses)	1,313	1,361	(3.5)
Exceptional items	-
EBIT	73,926	68,164	8.5
EBIT margin	17.8	17.8
Net financial expenses	(3,002)	(3,237)	(7.3)
Equity and income of JVs and associated	(1,195)	(641)	86.4
Foreign currency exchange differences	(619)	1,379	(144.9)
Results as per adjustment units	(678)	7	N/A
Other gains/(losses)	(6,848)	625	N/A
Total Non-operating result	(12,341)	(1,867)	N/A
Income/(loss) before taxes	61,585	66,297	(7.1)
Income taxes	(11,261)	(18,062)	(37.7)
Net income for the period	50,324	48,234	4.3

Net income attributable to:
The equity holders of the parent	44,586	43,289	3.0
Non-controlling interest	5,738	4,946	16.0

EBITDA	93,103	86,645	7.5
EBITDA margin	22.5	22.6	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share	120.7	117.2	3.0
Earnings per ADR	241.3	234.3	3.0

Depreciation	19,177	18,481	3.8
Capital Expenditures	23,248	33,630	(30.9)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 12

Exhibit 3: Segment Information (First Quarter 2016)
	1. Chile Operating segment (1)			2. International Business Operating segment(1)			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %	2016	2015	Total %
Volumes	5,111	4,740	7.8	1,583	1,545	2.4	300	296	1.6
Net sales	278,629	246,150	13.2	91,847	96,048	(4.4)	44,597	40,816	9.3
Net sales (CLP/HL)	54,513	51,929	5.0	58,013	62,148	(6.7)	148,476	137,997	7.6
Cost of sales	(128,381)	(106,270)	20.8	(35,871)	(37,555)	(4.5)	(24,906)	(23,011)	8.2
% of net sales	46.1	43.2		39.1	39.1		55.8	56.4
Gross profit	150,248	139,880	7.4	55,977	58,493	(4.3)	19,690	17,804	10.6
% of net sales	53.9	56.8		60.9	60.9		44.2	43.6
MSD&A	(96,301)	(89,310)	7.8	(46,594)	(49,533)	(5.9)	(11,766)	(11,868)	(0.9)
% of net sales	34.6	36.3		50.7	51.6		26.4	29.1
Other operating income/(expenses)	246	175	40.5	16	1,000	(98.4)	44	139	(68.5)
Exceptional items	-	-		-			-	-
EBIT	54,193	50,746	6.8	9,399	9,960	(5.6)	7,969	6,075	31.2
EBIT Margin	19.4	20.6		10.2	10.4		17.9	14.9
EBITDA	65,820	61,055	7.8	12,257	13,326	(8.0)	9,712	7,957	22.1
EBITDA Margin	23.6	24.8		13.3	13.9		21.8	19.5

	4. Other/eliminations (1)			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %
Volumes				6,995	6,581	6.3
Net sales	(880)	(180)	389.7	414,193	382,834	8.2
Net sales (CLP/HL)				59,214	58,169	1.8
Cost of sales	5,861	1,272	360.7	(183,297)	(165,564)	10.7
% of net sales				44.3	43.2
Gross profit	4,981	1,092	356.0	230,896	217,270	6.3
% of net sales				55.7	56.8
MSD&A	(3,622)	244	N/A	(158,283)	(150,467)	5.2
% of net sales				38.2	39.3
Other operating income/(expenses)	1,007	46	N/A	1,313	1,361	(3.5)
Exceptional items	-			-
EBIT	2,366	1,382	71.2	73,926	68,164	8.5
EBIT Margin	-	-		17.8	17.8
EBITDA	5,314	4,307	23.4	93,103	86,645	7.5
EBITDA Margin	-	-		22.5	22.6

(1) Considers adjustments to eliminations from the Chile and International Business Operating segments which were included in the Other / Eliminations Operating segments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 12

Exhibit 5: Balance Sheet
	March 31	December 31	Total Change%
	2016	2015
	(CLP million)
ASSETS
Cash and cash equivalents	225,018	192,554	16.9
Other current assets	444,847	491,758	(9.5)
Total current assets	669,865	684,312	(2.1)

PP&E (net)	865,820	872,667	(0.8)
Other non current assets	265,711	266,377	(0.3)
Total non current assets	1,131,532	1,139,045	(0.7)
Total assets	1,801,396	1,823,357	(1.2)

LIABILITIES
Short term financial debt	51,162	43,974	16.3
Other liabilities	333,241	344,717	(3.3)
Total current liabilities	384,403	388,691	(1.1)

Long term financial debt	133,189	136,927	(2.7)
Other liabilities	109,009	110,217	(1.1)
Total non current liabilities	242,198	247,144	(2.0)
Total Liabilities	626,602	635,834	(1.5)

EQUITY
Paid-in capital	562,693	562,693	-
Other reserves	(128,411)	(103,226)	(24.4)
Retained earnings	620,642	598,349	3.7
Net equity attributable to parent company shareholders	1,054,925	1,057,816	(0.3)
Non - controlling interest	119,869	129,706	(7.6)
Total equity	1,174,795	1,187,522	(1.1)
Total equity and liabilities	1,801,396	1,823,357	(1.2)

OTHER FINANCIAL INFORMATION

Total financial debt	184,351	180,901	1.9

Net Financial debt	(40,667)	(11,654)	249.0

Liquidity ratio	1.74	1.76
Financial Debt / Capitalization	0.14	0.13
Net Financial debt / EBITDA	(0.14)	(0.04)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 12

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 3, 2016